United States securities and exchange commission logo





                           June 15, 2023

       Tommy Dunehew
       Director
       ZEUUS, Inc.
       31 West 27th Street, 9th Floor
       New York, New York 10001

                                                        Re: ZEUUS, INC.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 1
                                                            Filed June 9, 2023
                                                            File No. 024-11697

       Dear Tommy Dunehew:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Jessica Haggard